Snipp Enters the Hospitality Industry With Launch of Loyalty Program for

Frankenmuth Bavarian Inn

TORONTO, March 07, 2018 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB:SNIPF) (TSX-V:SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, is pleased to announce that Frankenmuth Bavarian Inn, a Bavarian-inspired family resort in Michigan, has enhanced its award-winning loyalty program by migrating the program over to the SnippLoyalty Platform. The Bavarian Inn hotel includes a 1,200-seat German restaurant, 360-room European-themed waterpark hotel, and 20 specialty retail stores – all in Michigan’s Little Bavaria, Frankenmuth. This program marks Snipp’s foray into the loyalty space within the dining and lodging industry.

The Bavarian Inn Perks Club is an award winning enterprise-wide loyalty program, created in 1999, to enable members to earn points based on purchases from any of the Bavarian Inn entities redeemable towards dining, shopping & lodging as well as special “extended family” membership privileges.

Now live on the SnippLoyalty platform, at www.bavarianperks.com, the new program will transform the Perks Club by automating all of the previously manual processes for both Bavarian Inn and its customers. The enhanced sophisticated features include a reservation system integration, complex point of sale integrations and additional functional modules like a loyalty gift card system, reward tracking, consumer insights and CRM to build long-term personal engagement as well as enhancing the overall customer experience. Members can now access their accounts online to easily update personal information, link family members so that they can also earn points and engage with the hotel and other members via social media sharing and so much more.

Jim Engel, COO of Bavarian Inn said, “We are excited to work with Snipp to bring our 26,000+ loyal families into the 21st century of loyalty clubs. We are thrilled that the Snipp software integration will automate the back end processes and create a more seamless, engaging experience for our customers. Our program has already received industry recognition, but this partnership with Snipp will take our program to a whole new level of excellence.”

According to Atul Sabharwal, Chief Executive Officer at Snipp., “We’re thrilled to work with Frankenmuth Bavarian Inn to enhance their award-winning program, viewed as a leader in the hospitality and leisure industry. The strength of this program is illustrated by the fact that it is a paid membership program making the overall consumer experience more important than ever.”

The new program required SnippLoyalty to integrate with four different point of sale and hotel reservation systems – Springer Miller, Counterpoint, Micros, and Store Valued Systems - across its 24 retail stores and four restaurants. The new system will replace paper-based vouchers with email-announced credit added to the loyalty card.

“We are especially well placed to grow in the hospitality and leisure segment, as this program required us to undertake a sophisticated integration with Springer Miller systems – a leader in integrated guest-centric property management and spa management systems for the finest hotels, resorts and spas in the world,” said Atul Sabharwal, Chief Executive Officer at Snipp. “With multiple program renewals, new interest from a variety of geographies as well as the adoption of our platform in new industries, we have had a great start to 2018 and look forward to further sharing exciting developments in the coming weeks.”

About Frankenmuth Bavarian Inn:

Third and Fourth Generation family members have built an exceptional team of 1,100 staff. Their goal: Bring families, conferences and groups together for a traditional meal; for a memorable family vacation and create enjoyable experiences for all guests, and each other! Bavarian Inn serves nearly 1 million meals a year and hosts tens of thousands of overnight guests annually in downtown Frankenmuth, known as “Michigan’s Little Bavaria”. Focused on unique dining, shopping and lodging experiences since 1929.

Visit the Bavarian Inn website at www.bavarianinn.com.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners. Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the OTCQB, of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA On Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

Visit the Snipp website at www.snipp.com for examples of Snipp programs.

FOR FURTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

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